SEMGROUP ENERGY PARTNERS, L.P.

Two Warren Place

6120 South Yale Avenue, Suite 700

Tulsa, Oklahoma 74136

June 11, 2007

VIA EDGAR TRANSMISSION

Memorandum

            for

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SemGroup Energy Partners, L.P.
Registration Statement on Form S-1
File No. 333-141196

This memorandum sets forth the responses of SemGroup Energy Partners, L.P. (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 8, 2007 (the “Comment Letter”) with respect to the Partnership’s registration statement on Form S-1 (File No. 333-141196) (the “Registration Statement”). The changes described herein are incorporated in Amendment No. 4 to the Registration Statement, which has been filed with the Commission via EDGAR simultaneously with this memorandum. For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.

Form S-1/A-3 filed May 25, 2007

Selected Historical and Unaudited Pro Forma Financial and Operating Data, page 66

1.	Because you no longer include a pro forma balance sheet as of December 31, 2006 in the filing, please remove the pro forma balance sheet data as of December 31, 2006 from your selected financial data table on page 67. In addition, please revise the introductory language in the second paragraph on page 66 to delete the reference to pro forma information as of December 31, 2006 included elsewhere in the document.

Response:

We have revised the Registration Statement as requested. Please see pages 14, 15, 67 and 68.

Notes to the Unaudited Financial Statements, page F-26

Note 6. Operating Segments, page F-28

2.	We note on page F-28 that the non-GAAP measure of operating margin is presented in the following table on page F-29. However, we were unable to locate such measure in the table on page F-29. Please expand the table to disclose the information that you set forth to include in the table in Note 6.

Response:

We have revised the Registration Statement as requested. Please see page F-29.

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